July 2, 2007

Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 (the “2006 Form 10-K”)
Filed March 16, 2007
Form 10-Q for Fiscal Quarter March 31, 2007
File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated June 12, 2007 (the “June 12 Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the June 12 Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 4 - Acquisitions, page 54

1.
We note your response to prior comment 2. It is not clear to us why you have cited EITF 96-16 and EITF 97-2 as a basis for consolidation of Mono Advertising, LLC. In this regard, EITF 96-16 addresses a situation where the majority investor is not able to consolidate an entity due to certain rights granted to a minority shareholder. Since you are the minority shareholder of Mono, this issue does not appear to be within the scope of EITF 96-16. In addition, EITF 97-2 addresses the accounting for contractual arrangements between a management entity and an operations entity. As it appears that your contractual agreement is between the owners of Mono, it is unclear to us why you believe this guidance applies to your fact pattern. If you continue to believe that consolidation of Mono is appropriate, please provide us with a more detailed analysis of your basis for this policy as well as a copy of the operating agreement that sets forth each owner’s rights and obligations.

Mr. Larry Spirgel
Securities and Exchange Commission
July 2, 2007

SUMMARY

The Company has cited EITF 96-16 and EITF 97-2 as guidance in determining that the majority shareholders do not have control of Mono and thus should not consolidate Mono. Furthermore, as described in greater detail below, control rests with the minority shareholder, the Company, and based on this control the Company has consolidated Mono.

In the context of EITF 97-2, the Company believes that it is the management entity (i.e. the entity with the controlling votes) and the operations entity is Mono. Through the “Second Amended and Restated Operating Agreement of Mono Advertising LLC”, the Company has a contractual arrangement with the other equity holders and Mono, the operating company. The Company has determined that, as a holding company with significant decision making and control rights (as described below), the Company functions as a management entity under EITF 97-2.

DETAILED ANALYSIS

The Company and Founding Partners as “Members” and Mono LLC have entered into the Second Amended and Restated Operating Agreement of Mono Advertising LLC (the “Agreement”), dated July 1, 2006. Article IV of the Agreement outlines the responsibilities and rights of the Members regarding the management of Mono. Section 4.3 defines the Managers to be three representatives of the Company and three from the Founders. The three representatives of the Company are Rob Dickson - Managing Director, Ray Forzley - Director of Corporate Development and Steven Berns - President and CFO. Section 4.10 provides the Company with the tie breaking vote in all matters. Section 4.1 outlines the specific rights and responsibilities of the Company, the Founders and the Managers. This Section 4.1 describes the control rights the Company has such as approval of the operating and capital budget decisions, the ability to terminate and to set the compensation of management (including the Founders) responsible for implementing Mono’s policies and procedures. Section 4.1 (e) requires participation by Mono in the Company’s cash management program, which requires all of Mono’s cash receipts to be swept daily into the Company’s concentration bank account.

Mr. Larry Spirgel
Securities and Exchange Commission
July 2, 2007

EITF 97-2:

•
EITF 97-2 provides guidance that “A controlling financial interest exists if, for a requisite period of time, the PPM has “control” over the physician practice and has a “financial interest” in the physicians’ practice that meets all six of the requirements listed below.” Application of these requirements is as follows: (Assume the Company is the PPM and Mono is the physician practice.)

Term - The contractual arrangement between the Company and Mono:
1.
Has a term that is either (a) the entire remaining legal life of Mono or (b) a period of 10 years or more. Mono is a LLC which is expected to have an indefinite life, thus the contractual arrangement between the Company and Mono is deemed to have an indefinite life. (See Section 1.5.)

2.
Is not terminable by Mono except in the case of gross negligence, fraud, or other illegal acts by the Company, or bankruptcy of the Company. Mono can not terminate the Agreement with the Company. The Agreement can only be terminated upon dissolution/liquidation of Mono by the Company and the Founders. (See Article IX.)

Control - The Company has exclusive authority over all decision making related to both of the following:
3.
Ongoing, major, or central operations of Mono, except for providing marketing communication services. In accordance with the Agreement, the Founders shall report directly to the Mono Board of Members and to the Company. The Founders and other Managers are to carry out their duties, as may be assigned to them from time to time by or under the authority of the Mono Board of Members and/or the Company. During their term, the Founders and Managers shall have the responsibility (subject to the term of the authority of the Board of Members and the Company and the parameters of the current operating and capital budgets including cash flow and the incurrence of debt) for the general management of the business and together with management of the Company, the long-term planning of the Mono. As a result, the Company has authority over decision making related to the ongoing, central operations of the business. This is authority is derived from the Company’s tie breaking vote. (See Section 4.1.)

4.
Total compensation of the employees of Mono, as well as the ability to establish and implement guidelines for the selection, hiring and firing of them. The Agreement provides for the Company to approve compensation and the hiring and firing of employees. This approval right is derived from the Company’s tie breaking vote. (See Section 4.1 (a) (xii) and (b) (iii)-(v).)

Mr. Larry Spirgel
Securities and Exchange Commission
July 2, 2007

Financial Interest - The Company must have significant financial interest in Mono that meets both of these criteria:
5.
Is unilaterally salable or transferable by the Company. According to the Agreement, the Company’s membership interests may be sold or transferred by the Company without the consent of the Founders and no membership interest shall be sold or transferred by the founders without the consent of the Company. (See Section 10.1.)

6.
Provides the Company with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in Mono, in an amount that fluctuates based on the operations of Mono and the change in the fair value thereof. Profits are split between the equity holders based on current ownership interests based the current performance and operating results of Mono. (See Section 3.3.)

CONCLUSION

Based on the analysis set forth above, the Company has satisfied the contractual criteria of EITF 97-2 for consolidating Mono.

The Company has included as an exhibit to this letter the Second Amended and Restated Operating Agreement of Mono Advertising LLC.

*  *  *  *  *  *  *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/
Michael Sabatino
Chief Accounting Officer

Mr. Larry Spirgel
Securities and Exchange Commission
July 2, 2007

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchel Gendel, General Counsel & Corporate Secretary
Steven Berns, President and Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Joseph Klausner, BDO Seidman LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP